Primary Business Name: BIDS TRADING L.P.   **BD Number: 141296**

BD - AMENDMENT

04/28/2022

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
◉ Yes ○ No

Ownership Codes: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%
A   - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BIDS HOLDINGS GP LLC	DE	GENERAL PARTNER	06/2006	NA	Y	N	20-5087280
BIDS HOLDINGS L.P.	DE	SOLE LIMITED PARTNER	06/2006	E	Y	N	20-5087370
Berte, Stephen	I	PRESIDENT	04/2022	NA	Y	N	6813438
LAZO, THEODORE RICHARD	I	CHIEF LEGAL OFFICER	01/2020	NA	N	N	7215911
LEE, JAMES A	I	PRODUCT MANAGER/COO	10/2021	NA	Y	N	5185439
SMITH, BRIAN	I	CHIEF COMPLIANCE OFFICER	11/2021	NA	N	N	2866603
TEUFEL, FREDERICK CHARLES JR	I	PRINCIPAL FINANCIAL OFFICER	06/2021	NA	N	N	2092408